Filed by Alleghany Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed Pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Transatlantic Holdings, Inc.

Commission File No.: 1-10545

The following article was published by Business Insurance on November 27, 2011:

What makes Transatlantic an attractive acquisition for Alleghany

Posted On: Nov. 27, 2011 6:00 AM CST

Alleghany Corp. emerged last week as the winner in a monthslong, multisided bidding war for Transatlantic Holdings Inc. Senior Editor Mark A. Hofmann spoke with Alleghany President and CEO Weston M. Hicks and Joseph P. Brandon, who will serve as president of Alleghany Insurance Holdings L.L.C., as well as executive vp of Alleghany and chairman of Transatlantic's board, about the acquisition.

Q: What made Transatlantic such an attractive acquisition?

Mr. Hicks: Alleghany has a long history of accumulating a war chest that can be used opportunistically for acquisitions that we believe are complementary to what we know and understand in our existing businesses. We have three subsidiaries in the insurance industry. We were familiar with Transatlantic. I was aware of what a really unique franchise it was. When the opportunity emerged for us to get involved and make a competitive offer, we thought it was something we wanted to do.

It will give us a better spread of risk both in terms of type of risk, property vs. liability. It gives us more international exposure that we can build on and probably most importantly, the company shares many of the same values that our other subsidiaries share, which is a focus on underwriting excellence and really dedicated people who are proud of what they do and are very good at what they do.

Q: Will the change in ownership change the way that Transatlantic operates in the sense of entering new lines of business or exiting some?

Mr. Hicks: I would be surprised if there were any significant changes in the near term. Obviously, new challenges will emerge and new opportunities will emerge. As the owner of the company, we would hope to have some input into those decisions, but our operating philosophy is to make sure that we have engaged and focused management in our subsidiaries to make those decisions in consultation with Alleghany.

Mr. Brandon: I think it's fair to say there are no planned changes. Hopefully, Transatlantic will continue to stay well-positioned to take advantage of any opportunities that the market presents. All we ask of them is that they continue to be disciplined underwriters that have produced the underwriting track record that they have in the last decade.

Q: Do you see any place in particular where opportunities are likely to arise?

Mr. Hicks: Clearly, in the near term we would expect that the consequences of the fairly unprecedented cat loss activity this year, that there will be a price response in the reinsurance industry and that will create some opportunities for Transatlantic. The other factor that enters our thinking is as we look at how Transatlantic's spread of risk interacts with the spread of risks of our own subsidiaries, there may be some tweaking that would make sense post-closing, but it's very early in the process for us to make definitive statements like that.

Mr. Brandon: Over the course of the last 10 years, there's been a lot of consolidation in the primary part of the industry. Therefore, it's important that reinsurers who are larger and have a greater capital bases and a better spread of business are more likely to be successful than those who don't. It is going to be very difficult for smaller stand-alone reinsurers to be successful in their own right. We think Transatlantic can be more successful with Alleghany.

Q: So you see more M&A activity in the reinsurance sector?

Mr. Brandon: I think over time, the reinsurance industry will continue to consolidate. Transatlantic is just a continuation of the longer-term trend of reinsurers to become larger and consolidation in the reinsurance sector is likely to continue.

Q: Where do you see Transatlantic five years from now?

Mr. Hicks: Larger and even more successful.